UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1/A

Amendment No. 1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CACTUS ACQUISITION CORP. 1 LIMITED

(Name of Registrant)

Cayman Islands	001-40981	N/A
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

4B Cedar Brook Drive

Cranbury, New Jersey 08512

(Address of Principal Executive Offices)

(609) 495-2222

(Registrant’s Telephone Number)

Approximate Date of Mailing: May 6, 2024

CACTUS ACQUISITION CORP. 1 LIMITED

4B Cedar Brook Drive

Cranbury, New Jersey 08512

Telephone: (609) 495-2222

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

May 6, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF CACTUS ACQUISITION CORP. 1 LIMITED

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

Explanatory paragraph.

This amendment to the 14F is being filed to correct the record date and signatory.

INTRODUCTION

The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of Ordinary Shares (as defined below) of Cactus Acquisition Corp. 1 Limited (the “Company”) at the close of business on March 19, 2024 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our shareholders. Accordingly, the change in a majority of our directors that would occur upon consummation of the transactions contemplated by the terms of the Second Purchase Agreement (as defined below) will not occur until at least ten days following the mailing of this Information Statement.

This Information Statement will be mailed to our shareholders of record on or about May 6, 2024.

Please read this Information Statement carefully. It describes the terms of the Second Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the transactions contemplated by the Second Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Purchase Agreements

On February 9, 2024, the Company entered into a sponsor securities purchase agreement (the “First Purchase Agreement”) with the Company’s original sponsor, Cactus Healthcare Management, L.P. (the “Original Sponsor”) and EVGI Limited (the “Purchaser” or “EVGI”), pursuant to which, on February 23, 2024, the Original Sponsor transferred to the Purchaser (a) an aggregate of 2,530,000 founders’ shares (“Founders’ Shares”), consisting of 2,529,999 Class A ordinary shares, par value $0.0001, of the Company (“Class A Ordinary Shares”), or 49.85% of the outstanding Class A Ordinary Shares, and 1 Class B ordinary share, par value $0.0001, of the Company (“Class B Ordinary Share”), or 100% of the outstanding Class B Ordinary Shares and (b) 3,893,334 private placement warrants (“Private Warrants”) that had been purchased by the Original Sponsor concurrently with the Company’s initial public offering in November 2021 (the “IPO”) (collectively, the “First Transferred Securities”). The First Transferred Securities collectively constituted 80% of the securities of the Company owned by the Original Sponsor prior to the First Transfer (as defined below). The Original Sponsor has retained 632,500 Class A Ordinary Shares, or 12.46% of the outstanding Class A Ordinary Shares, and 973,333 Private Warrants. The transfer of the First Transferred Securities to the Purchaser pursuant to the First Purchase Agreement is referred to as the “First Transfer.” The First Transfer, all agreements executed in connection with the First Transfer (including the transactions contemplated therein) and the changes to management described below are referred to as the “Sponsor Alliance.”

On April 29, 2024, the Company entered into a subsequent sponsor securities purchase agreement (the “Second Purchase Agreement”) with the Company’s sponsor, EVGI and ARWM Pte Limited (the “Second Purchaser” or “ARWM”), pursuant to which, EVGI has agreed to transfer to the Second Purchaser on the closing under the Second Purchase Agreement (a) an aggregate of 2,360,000 founders’ shares (“Founders’ Shares”), consisting of 2,359,999 Class A ordinary shares, par value $0.0001, of the Company (“Class A Ordinary Shares”), or 46.50% of the outstanding Class A Ordinary Shares, and 1 Class B ordinary share, par value $0.0001, of the Company (“Class B Ordinary Share”), or 100% of the outstanding Class B Ordinary Shares and (b) 3,893,334 private placement warrants (“Private Warrants”) that had been purchased by the Original Sponsor concurrently with the Company’s IPO (collectively, the “Second Transferred Securities”). The Second Transferred Securities collectively constituted 93.3% of the securities of the Company owned by the Purchaser prior to the Second Transfer (as defined below). 170,000 Class A Ordinary Shares, or 3.36% of the outstanding Class A Ordinary Shares were transferred where earlier transferred to the Purchaser’s Designees (as defined below). The Original Sponsor has retained 632,500 Class A Ordinary Shares, or 12.46% of the outstanding Class A Ordinary Shares, and 973,333 Private Warrants. The transfer of the Second Transferred Securities to the Second Purchaser pursuant to the Second Purchase Agreement is referred to as the “Second Transfer.” The Second Transfer, all agreements executed in connection with the Second Transfer (including the transactions contemplated therein) and the changes to management described below are referred to as the “Second Sponsor Alliance.”

In connection with the Sponsor Alliance, the Company, the Original Sponsor and the Purchaser will enter into a joinder agreement (the “Registration Rights Joinder Agreement”) to the registration rights agreement, dated November 2, 2021, by and among the Company, the Original Sponsor and any other holders of the Company’s securities who become party thereto from time to time (the “Registration Rights Agreement”) whereby (a) the Original Sponsor assigned its rights under the Registration Rights Agreement with respect to the First Transferred Securities to the Purchaser and (b) the Purchaser became party to the Registration Rights Agreement. Also in connection with the Sponsor Alliance, the Company waived the transfer restrictions applicable to the First Transferred Securities under the letter agreement dated October 28, 2021 (the “Letter Agreement”) by and among the Company, the Original Sponsor and the original officers and directors of the Company, in order to allow for the First Transfer by the Original Sponsor to the Purchaser of the First Transferred Securities (the “Letter Agreement Waiver”). In addition, in connection with the closing of the Sponsor Alliance, the Company obtained a waiver from the representatives of the underwriters of the IPO, with respect to the underwriters’ respective entitlement to the payment of any deferred underwriting commissions under the terms of the Underwriting Agreement, dated October 28, 2021, by and between the Company and the underwriters of the IPO (the “Deferred Underwriting Fee Waiver”).

In connection with the Second Sponsor Alliance, the Company, the Purchaser and the Second Purchaser will enter into a joinder agreement (the “Second Registration Rights Joinder Agreement”) to the registration rights agreement, dated November 2, 2021, by and among the Company, the Original Sponsor and any other holders of the Company’s securities who become party thereto from time to time (the “Registration Rights Agreement”) whereby (a) the Purchaser assigned its rights under the Registration Rights Agreement with respect to the Second Transferred Securities to the Second Purchaser and (b) the Second Purchaser became party to the Registration Rights Agreement.

As part of the closing of the Second Sponsor Alliance, the Company will introduce a change in management and the board of directors of the Company (“Board”) as follows: (a) Emmanuel Meyer will resign as Director effective upon the closing, (b) Huiyan Geng will resign as a Director, upon closing (c) Joseph C Thomassen will resign as a Director, upon closing (d) each of Terry Farris, Jeffrey LeBlanc and Adam Ridgway will be appointed as Directors by the Second Purchaser, as the holder of the sole outstanding Class B Ordinary Share.

Mr. T. Farris, Mr. J. LeBlanc and Mr. A. Ridgway are collectively referred to as the “Second Purchaser’s Designees”. Mr. E Meyer, Ms. Geng and Mr. Thomassen are referred to as the “Purchaser’s Designees”.

There is no family relationship or other relationship between the Company and the Second Purchaser.

As a result of the foregoing, on the closing of the Second Sponsor Alliance, the Purchaser’s Designees of the Company will be replaced by three directors who are Second Purchaser’s Designees. The Second Purchaser’s Designees will then constitute the entire Board. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS

The current directors and officers of the Company are as described below under “Directors and Executive Officers  — Current Directors and Executive Officers”. The Second Purchaser’s Designees, as described under “Directors and Executive Officers  — Appointments to the Board as part of the Transactions Contemplated by the Second Purchase Agreement”, will be appointed and will replace the Purchaser’s Designees on closing of the Second Sponsor Alliance.

To the Company’s knowledge, based on representations from the Second Purchaser, during the past ten years, none of the Second Purchaser’s Designees have been:

•

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

•

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Voting Securities

As of the date of this Information Statement, the authorized share capital of the Company is (a) 500,000,000 Class A Ordinary Shares, (b) 50,000,000 Class B Ordinary Shares and (c) 5,000,000 preference shares, par value $0.0001 per share. As used herein, “Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this Information Statement, there are (a) 5,074,870 Class A Ordinary Shares outstanding and (b) 1 Class B Ordinary Shares outstanding. As of the date of this Information Statement, there are 6,325,000 public warrants outstanding that were issued with the closing of the IPO and there are 4,866,667 private warrants outstanding that were issued and sold to the Original Sponsor in a private placement simultaneously with the closing of the IPO.

The amended and restated memorandum and articles of association, as amended, of the Company as in effect (the “Current Charter”) on the date of this Information Statement provides that holders of record of our Class A Ordinary Shares and holders of record of our Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided that, prior to our initial business combination, holders of record of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board for any reason, and holders of record our Class A Ordinary Shares will not be entitled to vote on the appointment of directors during such time. Holders of our Ordinary Shares have no cumulative voting rights.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Title
Emmanuel Meyer	44	Chairman of the Board, Director
Gary Challinor	70	Chief Executive Officer
Stephen T. Wills	67	Chief Financial Officer
Huiyan Geng	46	Independent Director
Joseph C. Thomassen	56	Independent Director

Gary Challinor was appointed to serve as the Company’s Chief Executive Officer on April 11, 2024. He currently also serves as Chief Operating Officer and Chief Financial Officer of VivoPower International PLC, the parent entity of Tembo E-LV. He has over 30 years of experience across a range of senior executive roles in multiple industries around the world. He has worked for Fortune 1000, FTSE and ASX companies and various government organizations across finance, human resources, customer experience, manufacturing, distribution, digital workspace, cloud solutions and more, and been a part of a number of successful start- ups, scale-ups and turnarounds. Gary’s deep understanding of various organizations has helped them to execute successfully to achieve their goals. As a leader Gary focusses on developing his teams to ensure they achieve both their professional as well as their personal goals. With a history of delivering both sales and profit achievement, Gary has managed teams in excess of 100 people across multiple countries (EMEA, USA, South America, APAC), cultures, languages and time zones whilst ensuring 100% customer satisfaction. Mr. Challinor received his B.A. from Western Sydney University in accounting and computer science and his M.B.A. from University of Reading.

Stephen T. Wills has served as our Chief Financial Officer since the inception of the Company. He also serves as the Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary of Palatin Technologies, Inc., a publicly traded biopharmaceutical company. Mr. Wills has over 30 years of operational, accounting/auditing, fund-raising, acquisition, licensing, divestiture and healthcare experience. Mr. Wills has served on the board of directors of MediWound Ltd. since April 2017, and as Chairperson from October 2017 until August 2022, and is the chairperson of the audit committee and a member of the compensation committee, also has served on the board of directors of Gamida Cell Ltd. since March 2019, and is chairman of the audit committee and a member of the compensation and finance committees. Mr. Wills served as the Chief Financial Officer of Cactus Acquisition Corp, a Special Purpose Acquisition Company (SPAC), from November 2021 until May 2024, when a new Sponsor acquired majority ownership. Mr. Wills served on the board of trustees and executive committee of The Hun School of Princeton, from 2014 to June 2023, and as its Chairperson from June 2018 to June 2023. Mr. Wills served on the board of directors of Amryt Pharma, and as chairperson of the audit committee and member of the compensation committee from September 2019 through April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills served as Executive Chairperson and Interim Principal Executive Officer of Derma Sciences, Inc., from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences. Mr. Wills is a certified public accountant. He holds a bachelor’s degree in accounting from West Chester University and a master’s degree in taxation from Temple University.

Emmanuel Meyer has served as a director since February 2024. He has over 20 years of experience in infrastructure investment and project management. He is currently Managing Director of PowerTree, an independent power producer in the renewable energy industry. He assisted VivoPower Plc, Magnetar Solar and Conergy AG in M&A transactions and debt capital solutions, with a focus on energy and infrastructure investments in Latin America, Europe and the Middle East. He has also overseen the build-up of the American-backed renewable energy development company. Mr. E. Meyer earned an MSc in Finance from Bocconi University, Milan. We believe Mr. E. Meyer is qualified to serve as a member of our Board because of his extensive professional experience in various leadership roles and his general business experience.

Huiyan Geng has served as a member of our Board since February 2024. She has over 10 years of experience in senior accounting roles. Ms. Geng serves as Finance Director of PowerTree. Prior to joining PowerTree, she was the head of European Project Finance in ReneSola Ltd., managing financial activities across the UK and solar farm projects. Prior to ReneSola Ltd., she worked as financial controller at the Ivis Group, overseeing the financial activities across the UK, Malaysia and China. Ms. Geng holds a Masters in Science with a Major in Accounting from the Leeds Beckett University in the U.K. and is an accredited certified accountant. We believe Ms. Geng is qualified to serve as a member of our Board because of her extensive professional experience in various leadership roles and his general business experience.

Joseph C. Thomassen has served as a member of our Board since February 23, 2024. He has over 20 years of experience in managing team growth and internationalization. He currently serves as Technical Director at PowerTree. He also serves as Managing Director to Orange New Energy b.v. Prior to joining PowerTree, Mr. Thomassen was with Leclanché, where he led the Distributed Power Generation business. Before that, he worked at Nedap, NXP and Philips and gained exposure to the semiconductors and energy systems markets. Mr. Thomassen holds a BGSc in Electrical Engineering and Computer Science from Fontys University of Applied Sciences, in Venlo, The Netherlands. We believe Mr. Thomassen is qualified to serve as a member of our Board because of his extensive professional experience in various leadership roles and his general business experience..

Except with respect to the Second Purchase Agreement, there is no agreement or understanding between the Company and each Second Purchaser’s Designee pursuant to which he or she was selected as an officer or director. In addition, based on representations from the Second Purchaser, there are no material proceedings to which any Second Purchaser’s Designee or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Except with respect to the Second Purchase Agreement, there is no agreement or understanding between the Company and each current officer or director pursuant to which she or he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company was incorporated on April 19, 2021, and selected December 31 as its fiscal year end. The Company held an annual meeting of its shareholders during its fiscal year ended December 31, 2023. During the fiscal year ended December 31, 2023, the Board held six board meetings and also passed certain resolutions pursuant to the unanimous written consent of all the directors of the Company. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board may do so by directing a written request addressed to the Board at the address appearing on the first page of this Information Statement.

Appointments to the Board as part of the Transactions Contemplated by the Second Purchase Agreement

On the closing of the Second Purchase Agreement, the Board will comprise Mr. T. Farris, Mr A Ridgway and Mr. LeBlanc.

The following table sets forth information regarding the Company’s officers and directors with effect from the Final Handover Date.

Name	Age	Title
Gary Challinor	70	Chief Executive Officer
Stephen T. Wills	67	Chief Financial Officer
Terry Farris	56	Independent Director, Chairman of the Board
Adam Ridgway	43	Independent Director
Jeffrey LeBlanc	47	Independent Director

Gary Challinor was appointed to serve as the Company’s Chief Executive Officer on April 11, 2024. He currently also serves as Chief Operating Officer and Chief Financial Officer of VivoPower International PLC. He has over 30 years of experience across a range of senior executive roles in multiple industries around the world. He has worked for Fortune 1000, FTSE and ASX companies and various government organizations across finance, human resources, customer experience, manufacturing, distribution, digital workspace, cloud solutions and more, and been a part of a number of successful start- ups, scale-ups and turnarounds. Gary’s deep understanding of various organizations has helped them to execute successfully to achieve their goals. As a leader Gary focusses on developing his teams to ensure they achieve both their professional as well as their personal goals. With a history of delivering both sales and profit achievement, Gary has managed teams in excess of 100 people across multiple countries (EMEA, USA, South America, APAC), cultures, languages and time zones whilst ensuring 100% customer satisfaction. Mr. Challinor received his B.A. from Western Sydney University in accounting and computer science and his M.B.A. from University of Reading.

Stephen T. Wills was appointed to serve as the Company’s Chief Financial Officer on April 11, 2024. He previously served as our Chief Financial Officer. He also serves as the Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary of Palatin Technologies, Inc., a publicly traded biopharmaceutical company. Mr. Wills has over 30 years of operational, accounting/auditing, fund-raising, acquisition, licensing, divestiture and healthcare experience. Mr. Wills has served on the board of directors of MediWound Ltd. since April 2017, and as Chairperson from October 2017 until August 2022, and is the chairperson of the audit committee and a member of the compensation committee, also has served on the board of directors of Gamida Cell Ltd. since March 2019, and is chairman of the audit committee and a member of the compensation and finance committees. Mr. Wills served as the Chief Financial Officer of Cactus Acquisition Corp, a Special Purpose Acquisition Company (SPAC), from November 2021 until February 2024, when a new Sponsor acquired majority ownership. Mr. Wills served on the board of trustees and executive committee of The Hun School of Princeton, from 2014 to June 2023, and as its Chairperson from June 2018 to June 2023. Mr. Wills served on the board of directors of Amryt Pharma, and as chairperson of the audit committee and member of the compensation committee from September 2019 through April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills served as Executive Chairperson and Interim Principal Executive Officer of Derma Sciences, Inc., from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences. Mr. Wills is a certified public accountant. He holds a bachelor’s degree in accounting from West Chester University and a master’s degree in taxation from Temple University.

Terry Farris will serve as a member of our Board from May 2024. Based in Southeast Asia, he has over 30 years of experience in international commerce, financial services, social enterprise and philanthropy. Mr Farris currently serves on the board of the Ramon Aboitiz Foundation, is the founder and chairman of the Asia Impact Foundation, and is a board member for a number of other for profit enterprises. He was formerly with UBS Private Bank (Singapore), DBS Private Bank (Singapore) and MeersPierson Bank.

Adam Ridgway will serve as a member of our Board from May 2024. Based in Dubai in the United Arab Emirates, he has over 20 years of experience as a successful entrepreneur, who has started, scaled and exited four businesses. Mr Ridgway is the founder and Chief Executive Officer of the award winning global electric mobility company ONE MOTO. Prior to embarking on his entrepreneurial career, Mr Ridgway held positions with the BBC and Endemol Shine in the United Kingdom.

Jeffrey LeBlanc will serve as a member of our Board from May 2024. He is a co-founder and managing sponsor of Winvest Acquisition Corporation, a NASDAQ listed special purpose acquisition company. Prior to this, he founded, successfully scaled and exited two businesses, Out of Print (acquired by Penguin Random House) and Litsy (acquired by LibraryThing). Mr LeBlanc was formerly with Greenlight Capital, GE Capital and McKinsey & Co. He has a Masters of Business Administration from Harvard University and a Bachelor of Science degree in Chemical Engineering from the Massachusetts Institute of Technology.

Except with respect to the Second Purchase Agreement, there is no agreement or understanding between the Company and each Second Purchaser’s Designee pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the Second Purchaser’s Designeess. In addition, based on representations from the Second Purchaser, there are no material proceedings to which any Second Purchaser’s Designee or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number, Terms of Office and Appointment of Directors and Officers

On the closing under the Second Purchase Agreement, the Board will consist of three independent members. Prior to our initial business combination, holders of our public shares will not have the right to vote on the appointment of directors during such time. Each of our directors will hold office until the first annual general meeting or their resignation or removal from office pursuant to the Current Charter. Subject to any other special rights applicable to the shareholders, any vacancies on the Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Board.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. The Board is authorized to appoint persons to the offices set forth in the Current Charter as it deems appropriate. The Current Charter provides that our officers may consist of one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries, Secretary and such other offices as may be determined by the Board.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board. The Board is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, will report and provide relevant information directly to either the Board and/or the audit committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of our Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that, upon their appointments, each of our independent directors, Mr. T. Farris, Mr. LeBlanc and Mr. Ridgway, will be an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee and compensation committee is entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. In addition, our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board

Pursuant to Nasdaq listing rules we have established two standing committees—an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act and a compensation committee, each comprised entirely of independent directors. In lieu of a standing nominating committee, a majority of our independent directors may recommend a director nominee for selection by the board of directors (as described below under “Nominating Committee”).

Audit Committee

We have established an audit committee of the Board. Mr. T. Farris, Mr. LeBlanc and Mr. Ridgway will serve as members of our audit committee, with Mr T Farris to be chairman. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such prospective member of our audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is or will be financially literate and our board of directors has determined that Mr. T Farris qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality- control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor;

•

reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC (“Regulation S-K”) prior to us entering into such transaction; and

•

reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board. Mr. Farris and Mr. LeBlanc will serve as members of our compensation committee and Mr. T. Farris will serve as the chairperson of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and making recommendations to our board of directors with respect to the compensation (if any) and any incentive- compensation of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Mr. T. Farris, Mr. LeBlanc and Mr. Ridgway. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Prior to our initial business combination, in the event of a vacancy in our board of directors, the board will also consider director candidates recommended for nomination by holders of our ordinary shares, for appointment by the remaining members of our board then still serving. During the entire period until our initial business combination, only the holder of our Class B Ordinary Share, and not holders of our Class A Ordinary Shares, will have the right to appoint members of our board.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of our officers, before or after the closing under the Second Purchase Agreement, serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on our board of directors.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Our Code of Ethics is available on, and we will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on, our website, www.cactusac1.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Information Statement. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Shareholder Communications

A shareholder who wishes to communicate with the Board may do so by directing a written request addressed to the Board at the address appearing on the first page of this Information Statement.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the Second Purchaser), been involved in any of the following:

(1) a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. engaging in any type of business practice; or

iii. engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. any federal or state securities or commodities law or regulation; or

ii. any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Class A Ordinary Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Class A Ordinary Shares, (ii) by the current directors and executive officers of the Company and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the closing under the Second Purchase Agreement.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the Private Warrants as these warrants are not exercisable within 60 days of the date of May 6, 2024.

Name and Address of Beneficial Owner(1)	Number of Class A Ordinary Shares Beneficially Owned		Approximate Percentage of Issued and Outstanding Class A Ordinary Shares(2)
5% or Greater Shareholders
EVGI Ltd(3), (4)	2,360,000	(4)	46.50%
Cactus Healthcare Management LP(5)	632,500	(5)	12.46%
RiverNorth Capital Management, LLC(6)	700,000		13.79%
683 Capital Management, LLC(7)	450,000		8.87%
Mizuho Financial Group, Inc.(8)	297,807		5.87%

Directors and Executive Officers
Ofer Gonen	-		-
Stephen T. Wills(9)	-		-
David Sidransky, M.D.	-		-
Nachum (Homi) Shamir(10)	-		-
Hadar Ron, MD(11)	-		-
David J. Shulkin, M.D.(12)	-		-
Emmanuel Meyer(13)	120,000		2.36%
Huiyan Geng (14)	25,000		*
Joseph C. Thomassen (15)	25,000		*
Terry Farris	-		-
Jeffrey LeBlanc	-		-
Adam Ridgway	-		-
All officers, directors as a group prior to the date of this Information Statement(3)(5)	2,530,000		49.85%
All officers, directors as a group after the appointment of all Second Purchaser Designees(3)(5)	2,360,000		46.50%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Cactus Acquisition Corp. 1 Limited, 4B Cedar Brook Drive, Cranbury, NJ 08512.
(2)

The percentage of Class A Ordinary Shares outstanding is based upon 5,074,870 Class A Ordinary Shares issued and outstanding as of May 6, 2024. In addition, as of that date, the Second Purchaser holds 1 outstanding Class B Ordinary Share, which will convert into 1 Class A Ordinary Share on a one-for-one basis upon consummation of our initial business combination. Other than the foregoing conversion provisions, the Class B Ordinary Share has the same rights as Class A Ordinary Shares, except that only the Class B Ordinary Share has the right to vote in the election of directors, as described herein. Consequently, we have treated the 1 Class B Ordinary Share as part of the Class A Ordinary Shares solely for the purposes of the presentation of the Purchaser’s beneficial ownership herein.

(3)

EVGI Ltd currently owns shares reported in this row. These shares will be acquired by ARWM Pte Limited (“ARWM”) per the Second Purchase Agreement. The address of ARWM is 101 Upper Cross Street, Peoples Park Centre, Singapore 058357.

(4)

Consists of 2,359,999 Class A Ordinary Shares and 1 Class B Ordinary Share. See footnote (3) above. Excludes 3,893,334 Class A Ordinary Shares underlying warrants currently held by EVGI, which will be transferred to ARWM per the Second Purchase Agreement, which are not exercisable as of, or within 60 days of, the date of this Information Statement.

(5)

Cactus Healthcare Management LP (the “Original Sponsor”), directly holds our shares that are reported in this row. Cactus Healthcare Management LLC serves as the sole general partner of Original Sponsor, and may therefore be deemed to share voting and investment authority with respect to the shares held thereby. Each of Israel Biotech Fund, Kalistcare Ltd. (an affiliate of Consensus Business Group) and Clal Biotechnology Industries holds an equal 33.33% equity interest in Cactus Healthcare Management LLC. No single individual or group of individuals possesses the ability to control the decisions made by the sole general partner. Each of Mr. Shamir, Dr. Shulkin and Dr. Ron holds a limited partnership interest in the Original Sponsor (a 1.25%, 1.0%, and 1.0% limited partnership interest, respectively), and Mr. Wills, holds a 4.75% limited partnership interest in the Original Sponsor. Excludes 973,333 Class A Ordinary Shares underlying warrants held by the OriginalSponsor, which are not exercisable as of, or within 60 days of, the date of this Information Statement.

(6)

Based solely on a Schedule 13G filed by RiverNorth Capital Management, LLC with the SEC on February 14, 2024. Highbridge Capital Management, LLC serves as the investment adviser to certain funds and accounts, and may be deemed to share beneficial ownership of all of the reported shares (shared voting power and shared dispositive power) with respect to all of these shares. The address of RiverNorth Capital Management, LLC is 360 S. Rosemary Avenue, Ste. 1420, West Palm Beach, Florida 33401.

(7)

Based solely on a Schedule 13G filed by 683 Capital Management, LLC, with the SEC on February 14, 2024. 683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 450,000 Common Shares beneficially owned by 683 Capital Partners, LP. Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 450,000 Common Shares beneficially owned by 683 Capital Management, LLC.. The address of these entities is 1700 Broadway, Suite 4200, New York, NY 10019.

(8)

Based solely on a Schedule 13G filed by Mizuho Financial Group, Inc. with the SEC on February 13, 2024. Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary. The address of Mizuho Financial Group, Inc.is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.

(9)

Excludes any shares beneficially owned by Mr. Wills pursuant to his limited partnership interest in the original sponsor. See footnote (5). In addition, a total of 60,000 Class A Ordinary Shares and 60,000 Private Placement Warrants have been assigned to Mr. Wills by the successor sponsor (ARWM), in each case with such economic interest vesting upon and consummation of a business combination.

(10)	Please see footnote (5) above for a description of Mr. Shamir’s ownership interest in the Original Sponsor.
(11)	Please see footnote (5) above for a description of Dr. Ron’s ownership interest in the Original Sponsor.
(12)	Please see footnote (5) above for a description of Dr. Shulkin’s ownership interest in the Original Sponsor.
(13)	Includes 120,000 assigned by the prior sponsor (EVGI Ltd) to Mr. Meyer on April 8, 2024.
(14)	Includes 25,000 assigned by the prior sponsor (EVGI Ltd) to Ms. Geng on April 8, 2024.
(15)	Includes 25,000 assigned by the prior sponsor (EVGI Ltd) to Ms. Thomassen on April 8, 2024.

The Second Purchaser, the First Purchaser and the Original Sponsor beneficially own approximately 58.96% of the issued and outstanding ordinary shares. Holders of our Class A Ordinary Shares will not have the right to appoint any directors to the Board prior to our initial business combination. In addition, because of their ownership block, our initial shareholders may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to the Current Charter and approval of significant corporate transactions.

Change in Control

Except for the transactions contemplated by the Second Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Class A Ordinary Shares are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2023, and to the date of this Information Statement, there were no delinquent filers.

COMPENSATION OF DIRECTORS AND OFFICERS

None of our officers or directors has received any cash compensation for services rendered to us. All of the Sponsor’s Appointees have invested as a limited partner holding a minority, non-controlling interest in the Original Sponsor and therefore hold an indirect interest in the Class A Ordinary Shares held by our Original Sponsor. The Purchaser, its officers and directors, and any of their respective affiliates, may be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, we may pay a customary financial consulting fee to an affiliate of the Purchaser, which will not be made from the proceeds of our initial public offering held in the trust account prior to the completion of our initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee. Our audit committee will also review on a quarterly basis all payments that were made to the Purchaser, officers, directors or our or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the Second Purchaser’s Designees nor holders of more than 10% of any class of our Ordinary Shares, nor any member of the immediate family of such person, have, to the knowledge of the Company (which, in relation to any of the Second Purchaser’s Designees, is based on representations from the Purchaser), had a material interest, direct or indirect, during the fiscal year ended December 31, 2023, or the fiscal year ended December 31, 2022, in any transaction or proposed transaction which may materially affect the Company.

Related Party Transactions

Issuance of shares

In May 2021, the Original Sponsor purchased 2,875,000 Class B Ordinary Shares from the Company for an aggregate purchase price of $25,000, or approximately $0.009 per share. In October 2021, the Company effected a stock share dividend of 0.1 shares for each founder share outstanding, resulting in an aggregate of 3,162,500 Class B Ordinary Shares outstanding and held by the Original Sponsor and the Company’s directors. On October 24, 2023, 3,162,499 of the Class B Ordinary Shares were converted into Class A Ordinary Shares.

As discussed above under, “Purchase Agreements”, on February 9, 2024, the Company entered into a sponsor securities purchase agreement (the “First Purchase Agreement”) with the Company’s original sponsor, Cactus Healthcare Management, L.P. (the “Original Sponsor”) and EVGI Limited (the “First Purchaser” or “EVGI”), pursuant to which, on February 23, 2024, the Original Sponsor transferred to the First Purchaser (a) an aggregate of 2,530,000 founders’ shares (“Founders’ Shares”), consisting of 2,529,999 Class A ordinary shares, par value $0.0001, of the Company (“Class A Ordinary Shares”), or 49.85% of the outstanding Class A Ordinary Shares, and 1 Class B ordinary share, par value $0.0001, of the Company (“Class B Ordinary Share”), or 100% of the outstanding Class B Ordinary Shares and (b) 3,893,334 private placement warrants (“Private Warrants”) that had been purchased by the Original Sponsor concurrently with the Company’s IPO (collectively, the “First Transferred Securities”). The First Transferred Securities collectively constituted 93.3% of the securities of the Company owned by the Purchaser prior to the Transfer (as defined below). 170,000 Class A Ordinary Shares, or 3.36% of the outstanding Class A Ordinary Shares, were transferred where earlier transferred to the Purchaser’s Designees. The Original Sponsor has retained 632,500 Class A Ordinary Shares, or 12.46% of the outstanding Class A Ordinary Shares, and 973,333 Private Warrants.

As discussed further under, “Purchase Agreements”, on April 29, 2024, the Company entered into a sponsor securities purchase agreement (the “Second Purchase Agreement”) with the Company’s sponsor, EVGI and ARWM Pte Limited (the “Second Purchaser” or “ARWM”), pursuant to which, EVGI agreed to transfer to the Second Purchaser on the closing under the Second Purchase Agreement (a) an aggregate of 2,360,000 founders’ shares (“Founders’ Shares”), consisting of 2,359,999 Class A ordinary shares, par value $0.0001, of the Company (“Class A Ordinary Shares”), or 46.50% of the outstanding Class A Ordinary Shares, and 1 Class B ordinary share, par value $0.0001, of the Company (“Class B Ordinary Share”), or 100% of the outstanding Class B Ordinary Shares and (b) 3,893,334 private placement warrants (“Private Warrants”) that had been purchased by the Original Sponsor concurrently with the Company’s initial public offering in November 2021 (the “IPO”) (collectively, the “Second Transferred Securities”). The Second Transferred Securities collectively constituted 93.3% of the securities of the Company owned by the Purchaser prior to the Second Transfer (as defined below). 170,000 Class A Ordinary Shares, or 3.36% of the outstanding Class A Ordinary Shares were transferred to the Purchaser’s Designees. The Original Sponsor has retained 632,500 Class A Ordinary Shares, or 12.46% of the outstanding Class A Ordinary Shares, and 973,333 Private Warrants.

Administrative Services Agreement

On May 21, 2021, the Company signed the Administrative Support Services Agreement with the Original Sponsor, under which the Company shall pay the Original Sponsor a fixed $10,000 per month for office space, utilities and other administrative expenses. The monthly payments under this administrative services agreement commenced on the effective date of the registration statement for the IPO and will continue until the earlier of (i) the consummation of the Company’s initial Business Combination, or (ii) the Company’s liquidation. As part of the Sponsor Alliance, and pursuant to the Administrative Services Agreement Termination, the Administrative Support Services Agreement was terminated as of February 23, 2024.

Promissory Notes

On March 16, 2022, the Company signed a convertible promissory note under which it can borrow up to a $450,000 principal amount from nine members of the Original Sponsor or its registered assigns or successors in interest. In March 2023, the Company requested of the Original Sponsor that the $450,000 promissory note be funded. The Company drew down all $450,000 promissory note by December 2023.

On November 8, 2023, the Company issued a convertible promissory note to the Original Sponsor under which the Company can borrow up to a $120,000 principal amount from the Original Sponsor or its registered assigns or successors in interest, which will be funded equally by the primary three limited partners of the Original Sponsor. On November 8, 2023, the Company requested of the Original Sponsor that the full amount of the $120 thousand promissory note be funded. The requested amount of $120,000 was received by the Company on November 13, 2023.

On January 30, 2023, the Company issued a convertible promissory note to the Original Sponsor under which the Company can borrow up to a $330,000 principal amount from the Original Sponsor or its registered assigns or successors in interest, which will be funded equally by the primary three limited partners of the Original Sponsor. On January 31, 2023, the Company requested of the Original Sponsor that $290,000 of the promissory note be funded. The requested amount of $290,000 was received by the Company on February 5, 2024.

As discussed above under, “Purchase Agreements”, each of the forgoing promissory notes was surrendered for cancellation on February 15, 2024 pursuant to the Note Termination Agreement.

On March 25, 2024, the Company issued an unsecured promissory note to Energi Holding Limited (the “First Lender”) with a principal amount up to $600,000 (the “$600,000 Note”). The $600,000 Note is repayable in full upon the earlier of (a) November 1, 2024, (b) the date of the consummation of the Company’s initial business combination or (c) the date of the liquidation of the Company (such earlier date, the “Maturity Date”). The $600,000 Note bears no interest, however, an establishment fee, a line fee and an exit fee totaling in aggregate 9.0% per annum are payable on the Maturity Date.

Subsequent to the First Lender funding the $600,000 Note, the Second Purchaser and the First Lender have agreed that (a) Second Purchaser and the First Lender shall enter into an agreement pursuant to which the First Lender may elect upon forfeiture of its rights to payment of amounts outstanding under the $600,000 Note to receive a number of the Company’s Class A Ordinary Shares held of record by Second Purchaser to be determined in such agreement and (b) Second Purchaser shall transfer to the First Lender 600,000 of the Company’s Class A Ordinary Shares held of record by Second Purchaser for no consideration at such time and on such terms as shall be agreed.

On March 25, 2024, the First Lender advanced $600,000 to the Company under the $600,000 Note. If the Company does not consummate an initial business combination by the Maturity Date the $600,000 Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The foregoing description of the $600,000 Note is qualified in its entirety by reference to the text of the Note, a copy of which is attached as Exhibit 10.1 to the Form 8-K filed by the Company on March 28, 2024.

On May 3, 2024, the Company issued an unsecured promissory note to ARWM Inc Pte Limited (the “Second Lender”) with a principal amount up to $300,000 (the “$300,000 Note”). The $300,000 Note is repayable in full upon the earlier of (a) November 1, 2024, (b) the date of the consummation of the Company’s initial business combination or (c) the date of the liquidation of the Company (such earlier date, the “Maturity Date”). The $300,000 Note bears no interest, however, an establishment fee, a line fee and an exit fee totaling in aggregate 9.0% per annum are payable on the Maturity Date.

Related Party Policy

We have adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were reviewed, approved or ratified in accordance with any such policy.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CACTUS ACQUISITION CORP. 1 LIMITED

Dated:	May 6, 2024

By:	/s/ Gary Challinor
Chief Executive Officer